

SECURITI[illegible] 03053512 [illegible]SSION
Washington, D.C. [illegible]


RECEIVED
OCT 3 0 2003
PROCESSING

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| SEC FILE NUMBER |
|---|
| 8-33180 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5 (A)
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **July 1, 2002** (MM/DD/YY) AND ENDING **June 30, 2003** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Archipelago Trading Services

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**220 East Central Parkway**
(No. and Street)

| **Altamonte Springs** | **FL** | **32701** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Patrick Murphy** **(312) 442-7005**
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ernst & Young LLP**
(Name – *of individual, state last, first, middle name*)

| **5 Times Square** | **New York** | **NY** | **10036** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Patrick Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and **supporting** schedules pertaining to the firm of Archipelago Trading Services, Inc. as of June 30 , 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Financial and Operational Principal

Title



Notary Public


"OFFICIAL SEAL"
NATALIE JANSEN
COMMISSION EXPIRES 04/14/04

State of Illinois
Cook County

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



archipelago

October 24,2003

Mr. Clint Johnson
Field Supervisor
NASD Regulation
Atlanta District Office
One Securities Centre, Suite 500
3490 Piedmont Road, NE
Atlanta, GA. 30305-4808

Dear Mr. Johnson:

Pursuant to your letter dated, October 23, 2003, please accept our reconciliation of the Computation of Net Capital for the firm's June 30, 2003, annual audited report of financial condition. The following paragraphs explain the $23,353 difference between our original Net Capital Computation filed with our FOCUS and our audited financial statements.

The decrease in Net Capital of $23,353 was the result of three adjustments made by our auditors, Ernst & Young, LLP. The first adjustment was an increase in the cash balance on the general ledger. Unrecorded deposits and bank charges totaling $11,679 were not included in the ending bank balance. (See Exhibit #1 for detail)

The second adjustment was to the accounts receivable balance. The incorrect document date was selected when running the original aging report to determine the total allowable and non-allowable receivable balance. As a result, our auditors reduced total receivables by $52,708 and allowable receivables by $35,032. We have provided a detailed listing of the customer accounts that comprise the adjusted allowable receivable balance.

The final adjustment was to Other Assets – non-allowable. The amount of this adjustment was an increase of $90 due to unrecorded inter-company receivable.

Please contact me directly at 312-442-7005 if you have any further questions or comments regarding our June, 2003 audited statement of financial condition.

Sincerely,

Patrick Murphy
Financial and Operational Principal
Archipelago Trading Services, Inc.

Archipelago Trading Services, Inc.
100 South Wacker Drive, Suite 2000
Chicago, Illinois 60606
P 312.960.1696 F 312.960.1369
www.archipelago.com



Cc:

Securities Exchange Commission
450 5th Street, NW
Washington, DC 20549
Attn: Division of Market Regulation
Broker/Dealer Audits

Securities Exchange Commission
Southeast Region
801 Brickell Ave. Suite 1800
Miami, FL 33131
Attn: Division of Market Regulation
Broker/Dealer Audits



**Archipelago Trading Services, Inc.**
**Reconciliation of the Computation of Net Capital**
**Under SEC Rule 15c3-1**

**June 30, 2003**

| **Net Capital** | **9/30/03 FOCUS** | **Audited Financial Statements** | **Net Change** |
|---|---|---|---|
| Total Stockholders Equity | 303,674 | 262,735 | 40,939 |
| Nonallowable assets, deductions and charges | | | |
| Receivables from brokers, dealers and customers , net | (151,407) | (133,731) | (17,676) |
| Other assets | (21,094) | (21,184) | (90) |
| Net Capital Before Haircuts | 131,173 | 107,820 | |
| **Computation of aggregate indebtedness** | | | |
| Total aggregate indebtness from statement of financial condition | 55,208 | 55,208 | |
| **Computation of basic net capital requirements** | | | |
| Minimum net capital required ( the greater of $5,000 or 6-2/3% of aggregate indebtedness) | 5,000 | 5,000 | |
| Excess net capital | 126,173 | 102,820 | 23,353 |
| Ratio of aggregate indebtedness to net capital | 0.42:1 | 0.51:1 | |

SEC File No. 8-33180
BD# 15853



**Archipelago Trading Services, Inc.**
**Changes in Asset Balances**
**FYE 9-30-03**

| | 9/30/03 FOCUS Filing | | | Audited Financial Statements | | | | |
|---|---|---|---|---|---|---|---|---|
| | *Allowable* | *Non-Allowable* | *Total* | *Allowable* | *Non-Allowable* | *Total* | *Net Change in Assets* | *Exhibit Number* |
| **Cash** | 97,851 | | 97,851 | 109,530 | | 109,530 | 11,679 | 1 |
| **Receivables from Broker/Dealers** | | | | | | | | |
| **B. Other** | 88,530 | 151,407 | 239,937 | 53,498 | 133,731 | 187,229 | (52,708) | 2 |
| **Other Assets** | | 21,094 | 21,094 | | 21,184 | 21,184 | 90 | |
| **Total Assets** | 186,381 | 172,501 | 358,882 | 163,028 | 154,915 | 317,943 | (40,939) | |

SEC File No. 8-33180
BD# 15853

Archipelago Trading Services, Inc.
Wachovia Bank Account 2000007291386
G/L 000-1000-61
As of June 30, 2003

| | | |
|---|---|---|
| Balance per bank 6-30-03 | 24,029.76 | |
| Adjustments: | | |
| Adjusted balance 6-30-03 | 24,029.76 | |
| Balance per G/L 6-30-03 | 12,350.49 | |
| Adjustments: | | Number of Checks |
| 2-11 transfer to 1399 | (36.00) | |
| 2-11 bank service charges | (201.11) | |
| 3-12 transfer to 1399 | (36.00) | |
| 3-12 bank service charge | (189.41) | |
| 4-7 deposit | 843.92 | 5 |
| 4-25 deposit | 16.05 | 1 |
| 4-9 bank service charge | (159.75) | |
| 5-13 deposit | 999.88 | 3 |
| 5-9 bank service charge | (161.04) | |
| 5-13 transfer to 5158 | (1,000.00) | |
| 6-3 deposit | 104.00 | 1 |
| 6-25 deposit | 11,662.47 | 3 |
| 6-11 bank service charge | (163.74) | |
| Adjusted balance 6-30-03 | 24,029.76 | |

EXHIBIT #1

SEC File No. 8-33180
BD #15853

**Archipelago Trading Services, Inc.**
**Detailed Listing of Receivables less than 30 Days**

| Customer # | MPID | Name | Billing Period | ATS Charge | SEC Charge | Total |
|---|---|---|---|---|---|---|
| 681 | GLBZ | Global Tradz, Inc. | 6/1/03-6/30/03 | 2.09 | - | 2.09 |
| 254 | PFSI | Penson Financial Services, Inc. | 6/1/03-6/30/03 | 14.78 | - | 14.78 |
| 1067 | BLTK | Bulltick, LLC | 6/1/03-6/30/03 | 16.15 | - | 16.15 |
| 623 | TRDW | Grossman & Company, LLC | 6/1/03-6/30/03 | 18.38 | 0.17 | 18.55 |
| 38 | BEST | Bear, Stearns & Co., Inc. | 6/1/03-6/30/03 | 24.00 | 2.00 | 26.00 |
| 810 | WCMP | Lexit Capital | 6/1/03-6/30/03 | 26.46 | 0.54 | 27.00 |
| 342 | WDCO | Wilson-Davis & Co., Inc. | 6/1/03-6/30/03 | 49.98 | 0.41 | 50.39 |
| 345 | WEDB | Wedbush Morgan Securities Inc. | 6/1/03-6/30/03 | 50.13 | 0.49 | 50.62 |
| 576 | BRGE | Newbridge Securities Corporation | 6/1/03-6/30/03 | 54.28 | 0.51 | 54.79 |
| 722 | MLNM | Millennium Brokerage, LLC | 6/1/03-6/30/03 | 57.74 | 0.54 | 58.28 |
| 270 | QUIN | JDQ Financil Group, Inc. | 6/1/03-6/30/03 | 68.17 | 0.34 | 68.51 |
| 746 | TORS | Trend Trader, LLC | 6/1/03-6/30/03 | 72.40 | 0.06 | 72.46 |
| 351 | WMIN | Westminster Securities Corporation | 6/1/03-6/30/03 | 72.56 | 0.11 | 72.67 |
| 703 | MXFG | Maximum Financial Investment Group | 6/1/03-6/30/03 | 75.39 | 0.15 | 75.54 |
| 223 | NAIB | Global Partners Securities, Inc. | 6/1/03-6/30/03 | 83.59 | 0.63 | 84.22 |
| 697 | GLBA | Electronic Access Direct, Inc. | 6/1/03-6/30/03 | 121.83 | 0.39 | 122.22 |
| 559 | SPTD | Speedtrader.com, Inc. | 6/1/03-6/30/03 | 142.25 | 0.87 | 143.12 |
| 375 | NVST | Investin Securities Corp. | 6/1/03-6/30/03 | 145.81 | 1.17 | 146.98 |
| 824 | REDT | Redwood Trading | 6/1/03-6/30/03 | 149.10 | 0.73 | 149.83 |
| 2693 | STRO | Strome Securities, L.P. | 6/1/03-6/30/03 | 154.00 | 0.68 | 154.68 |
| 721 | TIME | Investscape Inc. | 6/1/03-6/30/03 | 196.24 | 1.17 | 197.41 |
| 727 | SYNG | Synergy Investment Group | 6/1/03-6/30/03 | 229.90 | 0.87 | 230.77 |
| 827 | EQTY | Equity Trading Online, LLC | 6/1/03-6/30/03 | 247.71 | 0.18 | 247.89 |
| 2060 | MICA | Spartan Securities Group, Ltd | 6/1/03-6/30/03 | 264.76 | 2.27 | 267.03 |
| 1823 | INTG | RML Trading | 6/1/03-6/30/03 | 303.34 | 2.57 | 305.91 |
| 694 | MSTR | Pristine Securities DBA | 6/1/03-6/30/03 | 317.69 | 1.75 | 319.44 |
| 3034 | UCAP | U.S. Capital Partners, Inc. | 6/1/03-6/30/03 | 317.49 | 4.55 | 322.04 |
| 3025 | MAXM | Maxim Group | 6/1/03-6/30/03 | 372.77 | 5.98 | 378.75 |
| 111 | FRGP | Forge Financial Group, Inc. | 6/1/03-6/30/03 | 441.06 | 2.53 | 443.59 |
| 630 | AYME | Martinez-Ayme Financial Group | 6/1/03-6/30/03 | 472.97 | 10.33 | 483.30 |
| 1741 | HMPT | Hampton Securities Inc. | 6/1/03-6/30/03 | 487.41 | 2.45 | 489.86 |
| 328 | TRWN | T.R. Winston & Company, Inc. | 6/1/03-6/30/03 | 615.73 | 3.58 | 619.31 |
| 103 | FLSC | First London Securities Corporation | 6/1/03-6/30/03 | 662.52 | 2.10 | 664.62 |
| 84 | EDGE | Edgetrade.com, Inc. | 6/1/03-6/30/03 | 670.66 | - | 670.66 |
| 625 | VFIN | V Finance Investments | 6/1/03-6/30/03 | 744.68 | 3.67 | 748.35 |
| 665 | GREA | Great Eastern Securities | 6/1/03-6/30/03 | 1,003.34 | 6.74 | 1,010.08 |
| 1053 | BKBD | Blackbeard Securities, Inc. | 6/1/03-6/30/03 | 1,019.51 | 3.02 | 1,022.53 |
| 261 | POND | Pond Equities Inc. | 6/1/03-6/30/03 | 1,078.43 | 18.32 | 1,096.75 |
| 747 | DIVA | Divine Capital Securities Corp. | 6/1/03-6/30/03 | 1,126.99 | 13.30 | 1,140.29 |
| 42 | BKRT | Mercer, Bokert, Buckman & Reid, Inc. | 6/1/03-6/30/03 | 1,207.53 | 36.67 | 1,244.20 |
| 693 | OLYM | NT Securities LLC | 6/1/03-6/30/03 | 1,546.47 | 11.49 | 1,557.96 |
| 743 | MBTS | MB Trading | 6/1/03-6/30/03 | 1,730.93 | 14.81 | 1,745.74 |
| 358 | LSCI | Lexk, Shouenau & Co, Inc. | 6/1/03-6/30/03 | 1,793.50 | 16.47 | 1,809.97 |
| 158 | JBOC | J.B. Oxford & Company | 6/1/03-6/30/03 | 1,819.21 | 26.97 | 1,846.18 |
| 3033 | WVBD | Wave Securities | 6/1/03-6/30/03 | 1,903.48 | 36.28 | 1,939.76 |
| 639 | DOMS | Domestic Securities, Inc. | 6/1/03-6/30/03 | 2,061.71 | 19.89 | 2,081.60 |
| 125 | GOOD | Greenwood Partners L.P. | 6/1/03-6/30/03 | 2,299.57 | 14.16 | 2,313.73 |
| 562 | CCLS | Computer Clearing Services | 6/1/03-6/30/03 | 2,887.14 | 21.76 | 2,908.90 |
| 726 | TNTO | Terra Nova Trading | 6/1/03-6/30/03 | 3,584.01 | 30.39 | 3,614.40 |
| 554 | SCHB | Schwab Capital Markets L.P. | 6/1/03-6/30/03 | 4,750.72 | 57.37 | 4,808.09 |
| 229 | NFSC | Fidelity Investment | 6/1/03-6/30/03 | 5,294.27 | 22.15 | 5,316.42 |
| 582 | SGCL | ABN Amro Sage | 6/1/03-6/30/03 | 4,939.36 | 433.16 | 5,372.52 |
| 422 | FCCP | First Union Capital Market | 6/1/03-6/30/03 | 16,149.16 | 88.48 | 16,237.64 |
| | | | | 63,939.35 | 925.22 | |

| | |
|---|---|
| Total | 64,864.57 |
| Less Disputed amount from First Union Sec | (11,366.35) |
| Adjusted Allowable | 53,498.22 |

SEC File No. 8-33180
BD# 15853

EXHIBIT #2